HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                     Years Ended September 30, 1999 and 1998


Note 11 - Contingent Liability on Pending Litigation

         On November 2, 1973, in U. S. District Court a Final Judgment of permanent Injunction was brought against the Company because of complaint filed by the Securities and Exchange Commission. The Injunction enjoins the Company from failing to file timely and proper reports as required by Section 12 (a) of the Securities Exchange Act of 1934. The Company is currently complying with filing requirements, however, it may be subject to subsequent court action and potential fine if there are future filing deficiencies.

Note 12 - Restatement of September 30, 1998

         The financial statements of the Company were audited by another auditor, who issued his report dated December 18, 1998, which expressed an unqualified opinion on those statements. The prior auditor has ceased operations. During the course of the audit for the year ended September 30, 1999, it was discovered that an error was made in reporting sales of real estate contracts. $7,495 of deferred gross profit at September 30, 1998 was not recognized as income. This is a departure from generally accepted accounting principles. The Company has restated its retained earnings at October 1, 1998 to recognize the income.

Note 13 - Provision for Income Taxes

         Due to loss carryforwards from previous years, a provision for income taxes has not been made. For income tax purposes, the Company is reporting gain on the sale of 3 real estate contracts on the installment method. The total deferred profit is $7,494, and does not result in any deferred income tax.